DELIVERY INVOICE
Company: St Paul Fire and Marine Insurance Company

INSURED

Direxion Funds	Policy Inception/Effective Date: 05/01/09
33 Whitehall St, 10th Floor	Agency Number: 4505115
New York NY 10004

Transaction Type:

Endorsement
Transaction number:
Processing date: 06/25/2009
Policy Number: EC03800616
AGENT
Robin Jones
USI Insurance Services
2755 Hartland Rd
Falls Church, VA 22043

Policy			Surtax/
Number	Description	Amount	Surcharge
EC03800616	Investment Company Blanket Bond	N/A

*	Updated — Named Insured Endorsement — per the attached ICB010 — revised to include all names added as of 05/01/09
* Provided for internal review purposes only. * This policy is neither issued nor certified. *

40724 Ed.12-90 Printed in U.S.A.	INSURED COPY	Page 1

* Provided for internal review purposes only. * This policy is neither issued nor certified. *

40724 Ed.12-90 Printed in U.S.A.	INSURED COPY	Page 2

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY
EC03800616	06/25/09	05/01/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
A.	1 Rafferty Asset Management, LLC

B.	Direxion Funds
1	S&P 500 Bull 2.5x Fund

2	S&P 500 Bear 2.5x Fund

3	NASDAQ-100 Bull 2.5x Fund

4	NASDAQ-100 Bear 2.5x Fund

5	Small Cap Bull 2.5x Fund

6	Small Cap Bear 2.5x Fund

7	Dollar Bull 2.5x Fund

8	Dollar Bear 2.5x Fund

9	China Bull 2x Fund

10	Emerging Markets Bull 2x Fund

11	Emerging Markets Bear 2x Fund

12	Developed Markets Bull 2x Fund

13	Developed Market Bear 2x Fund
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
* Provided for internal review purposes only. * This policy is neither issued nor certified. *

Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY
EC03800616	06/25/09	05/01/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
14 Latin America Bull 2x Fund
15 Commodity Bull 2x Fund
16 Commodity Trends Strategy Fund
17 10 Year Note Bull 2.5x Fund
18 10 Year Note Bear 2.5x Fund
19 Dynamic High Yield Bond Fund
20 High Yield Bear Fund
21 US Government Money Market
22 Evolution Market Leaders Fund
23 Evolution Alternative Investment Fund
24 Evolution Managed Bond Fund
25 Evolution All-Cap Equity Fund
26 Spectrum Equity Opportunity Fund
27 Spectrum Global Perspective Fund
28 Spectrum Select Alternative
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative
INSURED
ICB010 Ed. 7-04

© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
* Provided for internal review purposes only. * This policy is neither issued nor certified. *

Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY
EC03800616	06/25/09	05/01/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
29 PSI Core Strength Fund
30 PSI Macro Trends Fund
31 PSI Total Return Fund
32 HCM Freedom Fund
33 Direxion/Wilshire Dynamic Fund
34 Financial Trends Strategy Fund
35 Financial Trends Strategy Fund — Institutional Class
36 Commodity Trends Strategy Fund — Institutional Class
C.	Direxion Insurance Trust
  1 Evolution VP Managed Bond Fund
  2 Evolution VP All-Cap Equity
  3 Dynamic VP HY Bond
D.	Direxion Shares ETF Trust
  1 Daily Large Cap Bull 3x Shares
  2 Daily Large Cap Bear 3x Shares
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative
INSURED
ICB010 Ed. 7-04

© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
* Provided for internal review purposes only. * This policy is neither issued nor certified. *

Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY
EC03800616	06/25/09	05/01/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
  3 Daily Small Cap Bull 3x Shares
  4 Daily Small Cap Bear 3x Shares
  5 Daily Energy Bull 3x Shares
  6 Daily Energy Bear 3x Shares
  7 Daily Financial Bull 3x Shares
  8 Daily Financial Bear 3x Shares
  9 Daily Developed Markets Bull 3x Shares
10 Daily Developed Markets Bear 3x Shares
11 Daily Emerging Markets Bull 3x Shares
12 Daily Emerging Markets Bear 3x Shares
13 Daily Technology 100 Bull 3x Shares
14 Daily Technology 100 Bear 3x Shares
15 Daily Mid Cap Bull 3x Shares
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative
INSURED
ICB010 Ed. 7-04

© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
* Provided for internal review purposes only. * This policy is neither issued nor certified. *

Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY
EC03800616	06/25/09	05/01/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
16 Daily Mid Cap Bear 3x Shares
17 Daily 10-Year Treasury Bull 3x Shares
18 Daily 10-Year Treasury Bear 3x Shares
19 Daily 30-Year Treasury Bull 3x Shares
20 Daily 30-Year Treasury Bear 3x Shares
E.	Cayman Entities
  1 RAM Price Fund
  2 CTS Fund Cayman
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative
INSURED
ICB010 Ed. 7-04

© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
* Provided for internal review purposes only. * This policy is neither issued nor certified. *

Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY
EC03800616	06/25/09	05/01/09

*	ISSUED TO
Direxion Funds
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
1	Evolution Large Cap Fund
2	NASDAQ-100 Bull 1.25 Fund
3	Japan Bull 2x Fund
4	Mid Cap Bull 2.5x Fund
5	DOW 30 1.25x Fund
6	China Bear 2x Fund
7	India Bull 2x Fund
8	Latin America Bear 2x Fund
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
* Provided for internal review purposes only. * This policy is neither issued nor certified. *

Page 1 of

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Filings – Form 40-17G
July 2, 2009

Re:	Fidelity Bond Filing on Form 40-17G/SEC File No. 811-22201/333-150525 Direxion Shares ETF Trust (the “Fund”)
Ladies and Gentlemen:
     Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended, requires that each registered management investment company provide and maintain a bond that shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement.
     In accordance with the Rule, and the rules and regulations of the Securities and Exchange Commission (“SEC”), please be advised that the fidelity bond between the Fund and St. Paul Fire and Marine Insurance Company (the “Bond”) was initially filed with the SEC on November 17, 2008, for the period September 24, 2008 through September 24, 2009, with a coverage amount of $3,000.000. Subsequent to the filing of the Bond, the assets under management of the Fund increased and the Board of Trustees, including a majority of Trustees who are not “interested persons” of the Fund, approved an increase in the amount of the Bond to $5,000,000. The revised Bond was then filed with the SEC on April 28, 2009. After review, it was determined that not all series of the Fund were included on the Bond that was filed with the SEC on April 28, 2009. Accordingly, electronically transmitted for filing pursuant to the Rule, is the endorsement to the Bond, which has been revised to include all series names as of May 1, 2009. Please be advised that the premium has been paid for the period of September 24, 2008 through September 24, 2009.
     Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via telephone at (212) 298-1644 or via e-mail at lisa.grosswirth@bnymellon.com.

Sincerely yours,
/s/ Lisa R. Grosswirth
Lisa R. Grosswirth
Vice President THE BANK OF NEW YORK MELLON

Enclosures
cc:      Daniel O’Neill, Direxion